CANWEST PETROLEUM CORP.
420-475 Howe Street
Vancouver, British Columbia
CANADA  V6C 2B3

                                October 12, 2005


Via Facsimile (202) 772-9369
Mr. Jason Wynn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

      Re:   CanWest Petroleum Corp.
            Registration Statement on Form SB-2/A No. 1
            (the "Registration Statement")
            Filed September 27, 2005
            File No. 333-127777

Ladies and Gentlemen:

      Based on your oral confirmation that the Securities and Exchange Commission has no further comments on the Registration Statement, we are requesting acceleration of the Registration Statement.

      We acknowledge that:

      o should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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United States Securities and Exchange Commission
October 12, 2005
Page 2

We confirm that we are aware of our responsibilities under the Securities Act and under the Exchange Act as they relate to the public offering of securities specified in the Registration Statement. The undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), that the effectiveness of the Registration Statement on Form SB-2/A#1 referred to above be accelerated so that it will be declared effective at 2:00 p.m., Eastern time, or as soon as practicable thereafter, on Friday, October 14, 2005. We understand that this request for acceleration is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

      We ask that you advise Theresa M. Mehringer, Esq. at 303-796-2626 upon the Registration Statement becoming effective. Please leave a voice mail message if you are unable to speak with Ms. Mehringer personally.


                                        Respectfully submitted


                                        CANWEST PETROLEUM CORP.


                                        Thornton Donaldson, President